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10031941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
SEP 01 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENJAMIN SECURITIES INC

OFFICIAL USE ONLY
7754
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

378 South Oyster Bay Road
(No. and Street)

Hicksville (City) New York (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO J BENJAMIN (516) 931-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louise Stelianoudakis CPA
(Name – *if individual, state last, first, middle name*)

64 Fulton Street (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, LEO J. BENJAMIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENJAMIN SECURITIES INC, as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

IRVING T. LEE
Notary Public, State of New York
Qualified in Nassau County
Reg. No. 01LE6088213
My Commission Expires 03-03-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENJAMIN SECURITIES, INC.

* * * * * * * * *

FINANCIAL STATEMENTS

JUNE 30, 2010

BENJAMIN SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT dated August 20, 2010

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Benjamin Securities, Inc.:

I have audited the accompanying balance sheet of Benjamin Securities, Inc. as of June 30, 2010, and the related statements of operations, changes in stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benjamin Securities, Inc. as of June 30, 2010, and the results of its operation and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit has been made primarily for the purpose of forming the opinion stated in the preceding paragraph. The data contained in Schedules I, II and III, although not considered necessary for a fair presentation of financial position, are presented as supplementary information and have been subjected to the audit procedures applied in the examination of the basic financial statements. In my opinion, this data is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Louise Stelianoudakis

August 20, 2010

BENJAMIN SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 13,084
Marketable securities, at market value	17,718
Commissions receivable	33,098
Prepaid expenses and taxes	6,426
Total current assets	70,326
Furniture and equipment (net of accumulated depreciation of $174,327)	4,176
Other assets:	
Cash surrender value of life insurance	2,555
Security deposit	3,795
Total other assets	6,350
	$ 80,852

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expense	$ 31,395
Non-current liability:	
Loan payable	10,844
Stockholders' equity:	
Common stock – no par value:	
Authorized – 20 shares	
Issued and outstanding – 10 shares	500
Paid in capital	79,990
Deficit	(41,877)
Total stockholders' equity	38,613
	$ 80,852

The accompanying notes are an integral part of the financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2010

Revenue:	
Commissions	$ 385,876
Advisory fees	94,130
Income from investments	5,254
Miscellaneous income	3,701
Postage and handling	14,572
Total revenue	503,533
Expense:	
Clearing fees	49,060
Back office charges	36,020
Commissions (Note 2)	116,993
Professional fees	22,097
Salaries	105,333
Taxes – payroll	20,748
Travel and entertainment	3,207
Insurance	19,701
Equipment rental	2,016
Automobile expense	25,745
Telephone and internet	21,292
Rent	48,000
Advertising	1,160
Dues and subscriptions	4,813
Depreciation and amortization	1,155
Office expense	25,994
Contributions	315
Medical reimbursement	991
Repairs and maintenance	9,378
Total expense	514,018
Loss before gain from investments and taxes	(10,485)
Gain from investments	1,886
	(8,599)
State taxes	1,282
Net loss	$ (9,881)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2010

	Total	Common Stock	Paid in Capital	Deficit
July 1, 2009	$ 89,787	$ 500	$111,590	$ (22,303)
Net loss	(9,881)			(9,881)
Dividends paid	(9,693)			(9,693)
Reduction of Paid in capital	(31,600)		(31,600)	
June 30, 2010	$ 38,613	$ 500	$ 79,990	$ (41,877)

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

STATEMENT OF CASH FLOW

FOR THE YEAR ENDED JUNE 30, 2010

	Increase (decrease) in cash
Cash flow from operating activities:	
Net loss	$ (9,881)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	1,155
Change in assets and liabilities:	
Receivables and other assets	(16,807)
Accounts payable and accrued expense	18,464
Total adjustments	2,813
Cash used in operating activities	(7,069)
Cash flow from investing activities:	
Purchase and sale of marketable securities – net	39,491
Cash surrender value of life insurance	(2,555)
Net cash from investing activities	36,936
Cash flow from financing activities:	
Loan payable	10,844
Reduction of paid in capital	(31,600)
Dividends paid	(9,693)
Net cash used in financing activities	(30,449)
Net decrease in cash	(582)
Cash and cash equivalents at beginning of year	13,666
Cash and cash equivalents at end of year	$ 13,084

The accompanying notes are an integral part of these financial statements.

BENJAMIN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2010

NOTE 1 – STATEMENT OF ACCOUNTING POLICIES:

Securities transactions are recorded in the accounts on a settlement date basis, generally the third business day after the trade date.

For purpose of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – COMMISSION EXPENSE:

Commissions represent amounts paid to account executives based on a percentage of the business they generate for the company. Included in this amount are payments to the officer of the company. A breakdown is as follows:

Officer's commission	$ 56,495
Other salesmen	60,498
Total	$116,993

NOTE 3 – RELATED PARTY TRANSACTIONS:

The Company paid rent of $48,000 to a limited partnership of which a stockholder of the Company acts as the general partner.

NOTE 4 – NET CAPITAL REQUIREMENTS:

As a member of the Financial Industry Regulatory Authority the corporation is subject to the net capital rule (SEC Rule 15c3-1) adopted and administered by FINRA. The rule prohibits a member from engaging in securities transactions at a time when its aggregate indebtedness exceeds 15 times its "net capital" as those terms are defined by the rule. As of June 30, 2010, the corporation's net capital ratio was 1.8445 to 1 and its net capital was $17,021 compared with the minimum net capital required of $5,000.

NOTE 5 – CHANGE IN STOCK OWNERSHIP:

At a meeting of the board of directors and shareholders on June 30, 2010 Leo and Anne Benjamin each transferred one-half of a share of their outstanding shares to Thomas Laundrie wherein he became a 10% owner of Benjamin Securities, Inc.

BENJAMIN SECURITIES, INC.

SCHEDULE I

JUNE 30, 2010

COMPUTATION OF NET CAPITAL

Total ownership equity from balance sheet	$ 38,613
Less: Non-allowable assets	16,952
Capital before haircuts	21,661
Less: Haircut on investments	4,640
Net capital	$ 17,021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,093
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 14,928
Excess net capital at 1000%	$ 11,021

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 42,239
Less: Loan payable	10,844
Aggregate indebtedness	$ 31,395
Percentage of aggregate indebtedness to net capital	184.45%
Percentage of debt to equity total computed in accordance with Rule 15c3-(d)	N/A

BENJAMIN SECURITIES, INC.

SCHEDULE II

EXEMPTION CLAIMED OF RESERVE REQUIREMENT

UNDER RULE 15c3 – 3

JUNE 30, 2010

Benjamin Securities, Inc. operates under the k (2) (b) exemption provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker/dealer, First Clearing, LLC. Benjamin Securities, Inc. appeared to be in compliance with this exemption throughout the year.

BENJAMIN SECURITIES, INC.

SCHEDULE III

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

JUNE 30, 2010

	Ownership Equity	Non-allowable assets and haircuts	Net Capital	Aggregate indebtedness	Ratio
Balance per Focus IIA	$36,396	$13,608	$22,788	$26,002	114.10%
Prepaid expense adjustment	(121)	(121)			
Prepaid expense reclassifications	4,521	5,227	(706)		
Cash surrender value of life insurance	2,555	2,555			
Loan payable adjustment	987		987	(332)	
Additional accrual	(8,138)		(8,138)	8,138	
Record tax refunds	2,508		2,508	(2,508)	
Expense reclassification	(95)		(95)	95	
Haircut adjustment		323	(323)		
Balance per Schedule I	$38,613	$21,592	$17,021	$31,395	184.45%

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

To Benjamin Securities, Inc.:

I have examined the financial statements of Benjamin Securities, Inc. as of June 30, 2010 and have issued my report thereon dated August 20, 2010. As part of my examination, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities and Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. Under these standards and that Rule the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the cost – benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally my management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended June 30, 2010, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I did not find any material weaknesses in internal accounting control or a condition which would reasonably be expected to (a) inhibit the company from promptly completing securities transactions or promptly discharging its responsibilities to customers, other broker/dealers or creditors; (b) result in material financial loss; (c) result in material misstatements of the company's financial statements; or (d) result in violation of the SEC's record keeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in (a), (b) or (c) above.



August 20, 2010

LOUISE STELIANOUDAKIS
Certified Public Accountant

Tel: (212) 346-0955 • Fax: (212) 346-0956
64 Fulton Street • Suite 902 • New York, N.Y. 10038

To the Board of Directors of
Benjamin Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2009 to June 30, 2010, which were agreed to by Benjamin Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Benjamin Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Benjamin Securities, Inc.'s management is responsible for Benjamin Securities, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, the checks cleared in the company's bank statement, and SIPC's acknowledgement of receipt of the payments.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the fiscal year ended June 30, 2010 less revenues reported on the FOCUS reports for the period from July 1, 2009, to June 30, 2010 as applicable, with the amounts reported in Form SIPC-7 for the period from July 1, 2009 to June 30, 2010 noting no significant differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (Assessment Analysis of SIPC-7 for the year ended June 30, 2010) noting no significant differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, (Assessment Analysis of SIPC-7) supporting the adjustments noting no significant differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no significant differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not to be used by anyone other than these specified parties.

SIPC ASSESSMENT FOR PERIOD JULY 1, 2009 TO JUNE 30, 2010

Assessment Base Total:	
Per assessment reconciliation Form SIPC-7	$323,605
General assessment (.0025 of above amount)	$ 809.01
Prior year overpayment and minimum assessment paid March 5, 2010	$ 367.77
Assessment (greater of general or minimum)	$ 809.01
Balance paid July 26, 2010	$ 506.93
Overpayment applied to next assessment period	$ 65.69

Louise Stelianoudakis

August 20, 2010

LOUISE STELIANOUDAKIS
Certified Public Accountant